Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE

Contact:       336-436-4855             Shareholder Direct: 800-LAB-0401
               Pamela Sherry                                www.labcorp.com


      LABCORP ISSUES NOTICE OF REDEMPTION FOR PREFERRED STOCK

BURLINGTON, NC, JUNE 6, 2000 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH) announced today that it has called for redemption on July 7, 2000 all of its outstanding 8 1/2 percent Series A Convertible Exchangeable Preferred Stock and 8 1/2 percent Series B Convertible Pay-in-Kind Preferred Stock.

The redemption price for both the Series A and Series B preferred stock is $52.83 per preferred share. The Series A preferred stock is currently, and following June 30, 2000, the Series B preferred stock will be, convertible into LabCorp common stock at the rate of 1.81818 common shares per preferred share at any time prior to 5:00 p.m., New York City time, on July 6, 2000. At such time, assuming holders have not previously converted their preferred stock and that LabCorp pays intervening dividends on the Series B preferred stock in additional shares of Series B preferred stock, there will be 4,229,175 and 7,283,445 shares of Series A and Series B preferred stock, respectively, outstanding. Conversion of all such shares of preferred stock into common stock would result in the issuance of a total of 20,932,015 shares of common stock, which, together with the 13,341,038 common shares currently outstanding, would bring the total common shares outstanding to 34,273,053. Based on the closing price of the common stock on the New York Stock Exchange on June 5 of $66.875, each preferred share currently has a value of $121.59 (on an as-converted basis). Holders may elect to convert preferred stock in whole or in part, with cash to be paid in lieu of fractional common shares. LabCorp also stated that it intends to declare dividends on the outstanding Series A and Series B preferred stock through the redemption date and that its bank syndicate has agreed to the amendment of its credit facility to provide funding, if required, to the extent shares of Series A preferred stock and any shares of Series B preferred stock held by investors other than Roche Holdings, Inc. are not converted prior to redemption.

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In the first quarter of 2000, LabCorp reported diluted earnings per common share on a basis that reflected the conversion of all shares of Series A and Series B preferred stock outstanding at March 31, 2000 into common shares.

Also, LabCorp reported that Roche Holdings, Inc. has indicated that it plans to sell up to 2.5 million shares of common stock to a limited number of investors in order not to become a majority shareholder of LabCorp.

Roche currently owns approximately 6,133,000 or 46 percent of LabCorp common shares and Series B preferred stock convertible into approximately 11,720,000 LabCorp common shares. At June 30, 2000, assuming Roche sells the full amount of the 2.5 million shares of common stock and all of the Series A and Series B preferred stock (including the Series B preferred stock held by Roche) is converted, Roche's ownership of LabCorp common stock would be approximately 45 percent.

LabCorp has filed a registration statement with the Securities and Exchange Commission relating to this offer and sale by Roche of LabCorp stock, but the registration statement has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

FORWARD-LOOKING CAUTIONARY STATEMENT: This release contains statements that constitute forward-looking information.
Such statements are subject to certain risks, uncertainties and assumptions. All of these forward-looking statements are based on estimates and assumptions made by LabCorp's management which, although believed by LabCorp's management to be reasonable, are inherently uncertain. Such forward-looking statements are not guarantees of future performance or results and involve certain risks and uncertainties. Actual results or developments may differ materially from these forward-looking statements as a result of various factors. Further information on potential factors that could affect
LabCorp's financial results is included in the Company's
Form 10-K for the year ended December 31, 1999 and subsequent SEC filings.